Lixiang Education Holding Co., Ltd.

No. 818 Hua Yuan Street

Liandu District, Lishui City, Zhejiang Province, 323000

People’s Republic of China

February 17, 2023

VIA EDGAR AS CORRESPONDENCE

Mr. Tony Watson

Mr. Adam Phippen

Mr. Nicholas Nalbantian

Ms. Cara Wirth

Division of Corporation Finance, Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lixiang Education Holding Co., Ltd.

Amendment No. 2 to Form 20-F for Fiscal Year Ended December 31, 2021

Response dated February 17, 2023

File No. 001-39559

Dear Mr. Watson, Mr. Phippen, Mr. Nalbantian and Ms. Wirth,

Lixiang Education Holding Co., Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), is submitting this letter to respond to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated January 20, 2023 (the “Comment Letter”) relating to the Amendment No. 2 to the Annual Report on Form 20-F filed by the Company on December 22, 2022 (the “2021 Form 20-F”).

Set forth below are the responses of the Company to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response.

Amendment No. 2 to Form 20-F For Fiscal Year Ended December 31, 2021

Introduction, page iii

1.	We note your definition of “China,” “mainland China,” and “PRC” excludes the Hong Kong Special Administrative Region. Please revise this definition to clarify that the legal and operational risks associated with operating in China also apply to operations in Hong Kong.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with additions shown as underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Page iii:

“China”, “mainland China” or the “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report on Form 20-F only, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan, while the legal and operational risks associated with operating in China may also apply to operations in Hong Kong;

Item 3. Key Information, page 1

2.	We note your revised disclosure in the first paragraph on page 1. Please revise to state that “Lixiang Education Holding Co., Ltd. is a Cayman Islands holding company and not a Chinese operating company,” as you previously disclosed in amendment no. 1 to your Form 20-F filed on August 24, 2022.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with additions shown as underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Page 1:

Lixiang Education Holding Co., Ltd. is a Cayman Islands holding company and not a Chinese operating company, and does not conduct operations directly.

3.	We note your response to comment 1 and reissue in part. We note the updates made throughout the annual report, however there remains places where “our” and “we” refers to the VIEs. For example, we note your statement on page 1 that “we operate these businesses in China through the variable interest entity.” Please revise.

Additionally, please revise to disclose, if true, that the variable interest entity contracts have not been tested in court. Your disclosure here should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Page 1:

The operations in China are conducted through Liandu WOFE and its subsidiaries in which Lixiang holds equity ownership interests, and their contractual arrangements, commonly known as the VIE structure, with the VIEs incorporated in China, namely Lishui Mengxiang and Qingtian International School. The VIEs are consolidated for accounting purpose only and Lixiang does not own any equity interest in the VIEs. Our corporate structure involves unique risks to investors as they are purchasing equity securities in Lixiang, the Cayman Islands holding company, and are not purchasing, and may never directly hold, equity interests in the VIEs.

PRC laws, regulations, and rules restrict and impose conditions on direct foreign investment in certain types of business, including education at the primary, middle school and high school levels. As we are a company incorporated in the Cayman Islands, our wholly-owned subsidiary in the PRC, Liandu WFOE, is viewed as a foreign-owned enterprise thus is ineligible to apply for and hold licenses to operate, or otherwise own equity interests in, primary and middle school campuses, or to independently or jointly invest in or operate high school campuses pursuant to the relevant laws and regulations. In response to these restrictions, ~~we operate~~ the Company operates these businesses in China through the ~~variable interest entity~~ VIE structure which provides investors with exposure to foreign investment in the Chinese operating companies where Chinese law prohibits us from direct foreign investment in the operating companies.

On April 20, 2022, Liandu WFOE entered into a series of contractual arrangements, or the VIE structure, with Lishui Mengxiang and Qingtian International School, shareholders of Lishui Mengxiang and the Council Members of Qingtian International School. Below is a summary of the material provisions of these contractual arrangements with Liandu WFOE and the shareholders of Lishui Mengxiang. For more complete information you should read these agreements in their entirety. These agreements or their forms are filed as exhibits to this annual report on Form 20-F.

Page 3:

We could face heightened risks and substantial costs in enforcing these contractual arrangements, because, although the aforementioned contractual arrangements have been widely adopted by PRC companies listed overseas, such arrangements have not been tested in any of the PRC courts. In addition, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the contractual arrangements and the VIE structure. If the PRC government finds these contractual arrangements or the VIE structure non-compliant with the restrictions on direct foreign investment in the relevant industries, or if the relevant PRC laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs or forfeit our rights under the contractual arrangements. Lixiang and investors in the ADSs face uncertainty about potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements, consequently, significantly affect the financial condition and results of operations. If we are unable to claim our right to control the assets of the VIEs, the ADSs may decline in value or become worthless. The PRC government could even disallow the VIE structure completely, which would likely result in a material adverse change in our operations and the ADSs may significantly decline in value or become worthless. See “Risk Factors—Risks Related to Corporate Structure.”

Page 43:

Therefore, we cannot assure that the detailed rules and regulations to be promulgated by local governmental authorities would not impose restrictions on ~~our~~ the VIEs’ ability to operate private schools or to make payments to Liandu WFOE under the contractual arrangements, which may have a material adverse impact on our and the VIEs’ business operations and prospects.

Page 70:

As disclosed in our prospectus dated September 30, 2020, our wholly-owned PRC subsidiary, Liandu WFOE, entered into a series of contractual arrangements for our operation in the PRC, pursuant to which ~~Liandu WFOE receives the economic benefits from~~ we had the power to control the management and the financial and operating policies of Lishui Mengxiang and Lianwai School, the ~~PRC Variable Interest Entities of which we have power to control the management, and financial and operating policies and have the~~ right to recognize and receive substantially all the economic benefits ~~and in which Liandu WFOE has~~ of Lishui Mengxiang and Lianwai School, and an exclusive option to purchase all or part of the equity interests and all or a portion of the assets in Lishui Mengxiang and Lianwai School at the minimum price possible to the extent permitted by the PRC ~~law (collectively, the “VIEs”)~~ laws. Accordingly, we were regarded as the primary beneficiary of Lishui Mengxiang and Lianwai School in accordance with U.S. GAAP. We understand that the 2021 Implementation Rules may have a retrospective effect, such that the aforesaid contractual arrangements may be deemed to violate the 2021 Implementation Rules or any related rules or regulations, which may lead to certain adverse ~~outcome~~ outcomes, including, among others, the loss of the Company’s rights to direct the activities of ~~the VIEs~~ Lianwai School and to receive economic benefits from it and therefore the inability to consolidate the financial results of ~~the VIEs~~ Lianwai School into the Company’s consolidated financial statements in accordance with U.S. GAAP. As a result, we concluded that we ~~have~~ lost the ability to control Lianwai School ~~by~~ at the end of ~~31~~ August 31, 2021, and immediately before September 1, 2021, when the 2021 Implementation Rules became effective and the financial results and the net assets of Lianwai School would no longer be consolidated into ~~our company’s~~ the Company’s consolidated financial statements ~~since September 1, 2021, and the net assets of Lianwai School were deconsolidated from the consolidated financial statements of our company as at August 31, 2021~~.

4.	We note your response to comment 2 and reissue in part. We note the updates made throughout the annual report; however, there remain places where you refer to “control” of the VIEs without also including the clarification that it is based on the definition provided by U.S. GAAP. Such references include, but are not limited to:

●	You state on page 6 that “we are able to control Beijing Xinxiang.”

●	You state on page 38 that “Liandu WFOE receives the economic benefits from the VIEs.”

●	You state on page 39 that you “control and receive the economic benefits of the VIEs and their subsidiaries’ business operations through certain contractual arrangements.”

Please revise.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Pages 6, 64, 87 and 91:

Given that the board of directors of Beijing Xinxiang consists of five members, three of which shall be appointed by Lishui Mengxiang, we are ~~able to control~~ regarded as the primary beneficiary of Beijing Xinxiang ~~by holding~~ through Lishui Mengxiang under U.S. GAAP as Lishui Mengxiang holds more than half of the voting power in the board of directors of Beijing Xinxiang.

Page 38:

To comply with PRC laws and regulations, our wholly-owned subsidiary, Liandu WFOE, has entered into a series of contractual arrangements with the VIEs, pursuant to which ~~Liandu WFOE receives the economic benefits from~~ we are regarded as the primary beneficiary of the VIEs in accordance with U.S. GAAP.

Page 39:

We ~~control and receive the economic benefits of the VIEs and their subsidiaries’ business operations through~~ entered into certain contractual arrangements with the VIEs through Liandu WFOE, pursuant to which we are regarded as the primary beneficiary of the VIEs in accordance with U.S. GAAP.

Page 40:

Therefore, we are able to consolidate the financial results of the VIEs in our consolidated financial statements in accordance with U.S. GAAP.

Page 69:

Therefore, we can only consolidate Qingtian International School through the contractual arrangements in accordance with U.S. GAAP.

Page 70:

As disclosed in our prospectus dated September 30, 2020, our wholly-owned PRC subsidiary, Liandu WFOE, entered into a series of contractual arrangements for our operation in the PRC, pursuant to which ~~Liandu WFOE receives the economic benefits from~~ we had the power to control the management and the financial and operating policies of Lishui Mengxiang and Lianwai School, the ~~PRC Variable Interest Entities of which we have power to control the management, and financial and operating policies and have the~~ right to recognize and receive substantially all the economic benefits ~~and in which Liandu WFOE has~~ of Lishui Mengxiang and Lianwai School, and an exclusive option to purchase all or part of the equity interests and all or a portion of the assets in Lishui Mengxiang and Lianwai School at the minimum price possible to the extent permitted by the PRC ~~law (collectively, the “VIEs”)~~ laws. Accordingly, we were regarded as the primary beneficiary of Lishui Mengxiang and Lianwai School in accordance with U.S. GAAP. We understand that the 2021 Implementation Rules may have a retrospective effect, such that the aforesaid contractual arrangements may be deemed to violate the 2021 Implementation Rules or any related rules or regulations, which may lead to certain adverse ~~outcome~~ outcomes, including, among others, the loss of the Company’s rights to direct the activities of ~~the VIEs~~ Lianwai School and to receive economic benefits from it and therefore the inability to consolidate the financial results of ~~the VIEs~~ Lianwai School into the Company’s consolidated financial statements in accordance with U.S. GAAP. As a result, we concluded that we ~~have~~ lost the ability to control Lianwai School ~~by~~ at the end of ~~31~~ August 31, 2021, and immediately before September 1, 2021, when the 2021 Implementation Rules became effective and the financial results and the net assets of Lianwai School would no longer be consolidated into ~~our company’s~~ the Company’s consolidated financial statements ~~since September 1, 2021, and the net assets of Lianwai School were deconsolidated from the consolidated financial statements of our company as at August 31, 2021~~.

5.	We note your structure chart on page 5 and the narrative disclosure that you have removed from this section. In this section, please identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted. Describe how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with additions shown as underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Pages 6 and 87:

Investors are purchasing equity interests in Lixiang, the Cayman Islands holding company, and are not purchasing, and may never directly hold, equity interests in the VIEs. We do not have any equity interests in the VIEs. However, because of the contractual arrangements, we control the VIEs through our PRC subsidiary, Liandu WFOE, and are regarded as the primary beneficiary of the VIEs for accounting purposes under U.S. GAAP. We have consolidated the results of the VIEs in our consolidated financial statements included elsewhere in this annual report on Form 20-F in accordance with U.S. GAAP. For a more detailed discussion of the basis of presentation of our consolidated financial statements, see “Item 5. Operating and financial Review and Prospects—A. Operating Results—Critical Accounting Policies.”

These contractual arrangements may not be as effective in providing us with control over the VIEs as equity ownership. If we had equity ownership of the VIEs, we would be able to exercise our rights as a direct or indirect shareholder to effect changes in the board of directors of the VIEs, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, as these contractual arrangements stand now, if the VIEs or their shareholders fail to perform their respective obligations under these contractual arrangements, we cannot exercise shareholders’ rights to direct corporate actions as direct ownership would otherwise entail. If the parties under such contractual arrangements refuse to carry out our directions in relation to everyday business operations, we will be unable to maintain effective control over the operations of the VIEs in China under U.S. GAAP. Losing effective control over the VIEs may impair our access to their cash flow from operations, which may reduce our liquidity. If the VIEs or their respective ultimate shareholders fail to perform their obligations under our contractual arrangements, we may have to incur additional costs and expend substantial resources to enforce our contractual arrangements, temporarily or permanently lose control over our primary operations or lose access to our primary sources of revenue.

There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the contractual arrangements and the VIE structure. If the PRC government finds these contractual arrangements or the VIE structure non-compliant with the restrictions on direct foreign investment in the relevant industries, or if the relevant PRC laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs or forfeit our rights under the contractual arrangements. Lixiang and investors in the ADSs face uncertainty about potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements, consequently, significantly affect the financial condition and results of operations. If we are unable to claim our right to control the assets of the VIEs, the ADSs may decline in value or become worthless. The PRC government could even disallow the VIE structure completely, which would likely result in a material adverse change in our operations and the ADSs may significantly decline in value or become worthless.

6.	In the section titled Permissions Required for Our Operations in China on page 7, we note the following statements:

●	“As of the date of the annual report, our PRC subsidiaries and the VIEs have received from PRC authorities requisite licenses, permissions or approvals needed to engage in the businesses currently conducted in China, and no permission or approval has been denied.”

●	“If our PRC subsidiaries and the VIEs (i) do not receive or maintain required permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and our PRC subsidiaries or the VIEs are required to obtain such permissions or approvals in the future, we could be subject to fines or legal sanctions, which may materially and adversely affect the business, financial condition and results of operations of us and the VIEs.”

If true, please revise each statement to include the holding company. With respect to the first bullet, please revise to also address any securities that may be offered to foreign investors. Additionally, this section should include a statement of whether you relied on PRC legal counsel in making such determinations, including the determinations regarding your operations, ability to offer any securities that may be offered to foreign investors, as well as the permissions and requirements from the CSRC, CAC, and any other governmental agency that is required to approve the VIE’s operations.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Pages 7 and 8:

Permissions Required for Our Operations in China

~~As~~ After consulting with our PRC legal counsel, Beijing DeHeng Law offices, we are of the view that, as of the date of the annual report, Lixiang, our PRC subsidiaries and the VIEs have received from PRC authorities requisite licenses, permissions or approvals needed to engage in the businesses currently conducted in China, and no permission or approval has been denied, and none of Lixiang, our PRC subsidiaries and the VIEs is required to obtain any licenses, permissions or approvals for any securities offering that may be offered to foreign investors. Such licenses and permissions mainly include Business License, Public Institution Legal Person Certificate, Permit for Establishment of Privately-run Schools and Food Operation License. The following table provides details on the aforementioned licenses and permissions held by our PRC subsidiaries and VIEs.

However, we cannot assure you that Lixiang, our PRC subsidiaries and the VIEs are always able to successfully update or renew the licenses or permits required for the relevant business in a timely manner or that these licenses or permits are sufficient to conduct all of our and the VIEs’ present or future business. ~~If~~ As advised by our PRC legal counsel, Beijing DeHeng Law Offices, if Lixiang, our PRC subsidiaries and the VIEs (i) do not receive or maintain required permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and Lixiang, our PRC subsidiaries or the VIEs are required to obtain such permissions or approvals in the future, we could be subject to fines or legal sanctions, which may materially and adversely affect the business, financial condition and results of operations of us and the VIEs.

Regulatory Approval from the China Securities Regulatory Commission

As advised by our PRC legal counsel, Beijing DeHeng Law Offices, as of the date of this annual report, ~~based on our understanding of the current PRC laws and regulations, we are not required to obtain~~ approvals from the China Securities Regulatory Commission, or CSRC, are not required to maintain the listing status of our ADSs on the Nasdaq or to conduct offerings of securities in the future.

Regulatory Approval from the Cyberspace Administration of China

On December 28, 2021, the Cyberspace Administration of China, or CAC, published the Revised Measures for Cyber Security Review, or the CAC Revised Measures, which further restates and expands the applicable scope of the cybersecurity review. Pursuant to the CAC Revised Measures, network platform operators grasping the personal information of more than 1 million users must apply ~~to the office for cyber security review for cyber security review for~~ with the Cybersecurity Review Office of CAC for a cybersecurity review in order to pursue a foreign listing, and operators of critical information infrastructure purchasing network products and services and online platform operators engaging in data processing activities which affect or may affect national security of the PRC are also obligated to apply for ~~the~~ a cybersecurity review ~~for such purchasing activities.~~. However, the CAC Revised Measures provide no further explanation on the extent of “network platform operator”, “affect or may affect national security” or “foreign” listing.

We currently have less than 100 subscribers on our digital platform such as WeChat public account. We have no registered users on our website. We only require and obtain user information after users register with us. ~~Although the CAC Revised Measures provides no further explanation on the extent of “network platform operator” and “foreign” listing, as~~ As advised by our PRC legal counsel, Beijing DeHeng Law Offices, as of the date of this annual report, we do not need to apply for a ~~cyber security~~ cybersecurity review pursuant to the above regulation to maintain the listing status of our ADSs on the Nasdaq, given that (i) we are not in possession of personal information of over one million users and it is also very unlikely that it will reach such threshold in the near future; and (ii) as of the date of the annual report, we have not received any notice or determination from applicable PRC governmental authorities identifying us as a critical information infrastructure operator or an online platform operator engaging in relevant data processing activities which affect or may affect national security of the PRC.

Page 54:

On December 28, 2021, the CAC published the CAC Revised Measures which further restates and expands the applicable scope of the cybersecurity review. Pursuant to the CAC Revised Measures, network platform operators grasping the personal information of more than 1 million users must apply ~~to the office for cyber security review for cyber security review for~~ with the Cybersecurity Review Office of CAC for a cybersecurity review in order to pursue a foreign listing, and operators of critical information infrastructure purchasing network products and services and online platform operators engaging in data processing activities which affect or may affect national security of the PRC are also obligated to apply for ~~the~~ a cybersecurity review ~~for such purchasing activities~~. Although the CAC Revised Measures provides no further explanation on the extent of “network platform operator” ~~and~~ , “affect or may affect national security” or “foreign” listing, as advised by our PRC legal counsel, Beijing DeHeng Law Offices, as of the date of this annual report, we do not need to apply for a ~~cyber security~~ cybersecurity review pursuant to the above regulation to maintain the listing status of our ADSs on the Nasdaq, given that (i) we are not in possession of personal information of over one million users and it is also very unlikely that it will reach such threshold in the near future; and (ii) as of the date of the annual report, we have not received any notice or determination from applicable PRC governmental authorities identifying us as a critical information infrastructure operator or an online platform operator engaging in relevant data processing activities which affect or may affect national security of the PRC.

Risk Factors Summary, page 10

7.	Please revise your risk factor summary to acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Include a cross-reference to the appropriate risk factor as well.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Page 11:

~~The~~ Any actions by the Chinese government ~~may intervene or influence the operations of our PRC subsidiaries or the VIE or~~ to exert more oversight and control over ~~any offering of securities~~ offerings that are conducted overseas and/or foreign investment in China-based issuers~~, which~~  could ~~result in a material change in our operations and/or~~ significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of ~~the~~ such securities ~~we offered~~ to significantly decline or be worthless. See “Risk Factors—Risks relating to doing business in China—Any actions by the Chinese government, including any decision to intervene or influence the operations of our PRC subsidiaries or the VIE or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of our PRC subsidiaries or the VIE, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.

In connection with these responses, we acknowledge the following:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions about the responses contained herein, please contact Siyi Ye at +86-0578-2267142 or by email at irlxeh@lsmxjy.com.

Yours sincerely,

Lixiang Education Holding Co., Ltd.

By:	/s/ Biao Wei
Name:	Biao Wei
Title:	Chief Executive Officer